Exhibit (a)(11)

FOR IMMEDIATE RELEASE

CONTACTS:	MCI
Claire Hassett
1-800-644-NEWS

MCI ENTERS INTO TENDER AGREEMENTS

WITH DIGEX STOCKHOLDERS

ASHBURN, Va. – October 24, 2003 – MCI (WCOEQ, MCWEQ) today announced that David J. Greene & Company LLC and JMB Capital Partners, L.P., stockholders of Digex, Incorporated (OTCBB: DIGX), have entered into agreements to tender all of the shares of Class A Common Stock of Digex owned by them into MCI’s pending tender offer for the shares of Class A Common Stock of Digex. Collectively, David J. Greene & Company and JMB Capital own an aggregate of 7,199,859 shares of Class A Common Stock. MCI commenced a tender offer for all of the outstanding shares of Class A Common Stock of Digex on August 27, 2003. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on October 31, 2003.

The tender of the shares of Class A Common Stock by the two stockholders is conditioned upon MCI increasing the offer price to $1.00 per share from the current offer price of $0.80 per share, a 25 percent increase. Approval of the U.S. Bankruptcy Court for the Southern District of New York is required for MCI to increase the offer price. MCI will promptly file a motion with the Bankruptcy Court seeking approval for the payment of the increased offer price.

If Bankruptcy Court approval is obtained, MCI will announce that it is offering the increased price to Digex stockholders and will extend the expiration date of the tender offer. In such event, all stockholders who tender shares to MCI pursuant to the tender offer would receive such increased price for shares tendered, regardless of whether such shares are tendered before or after such announcement, if the tender offer is consummated.

As of noon today, approximately 8,830,284 shares of Class A Common Stock have been validly tendered (and not properly withdrawn). Such tendered shares, plus the shares David J. Greene and JMB Capital have agreed to tender as described above, aggregates 16,030,143 shares, approximately 2,929,273 shares less than needed to satisfy the minimum condition of the tender offer.

Georgeson Shareholder Communications Inc. is acting as the Information Agent in connection with the tender offer and can be contacted at (212) 440-9800 (for banks and brokers) or (866) 295-8105 (toll free for all others).

The agreements, as well as other documentation relating to the offer, may be obtained free of charge at the SEC’s web site, www.sec.gov, or by contacting Georgeson Shareholder Communications. Digex stockholders and other interested parties are urged to read the documentation relating to the offer because it contains important information.

ABOUT WORLDCOM, INC.

WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

ABOUT DIGEX

Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

###

2